03011419

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2003 207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-51974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRUDERMAN BROTHERS, INC.

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Haven Avenue, Suite 226
(No. and Street)

Port Washington	New York	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Bruderman (516) 767-3515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor,	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew J. Bruderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VINCENT PAOLUCCI
NOTARY PUBLIC, State of New York
No. [illegible]-4725761
Qualified in Nassau County
Commission Expires May 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
FEB 28 2003
207

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

BRUDERMAN BROTHERS, INC

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruderman Brothers, Inc.

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 21, 2003

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

ASSETS		
Cash	$ 7,642	
Accounts receivable - related party	75,000	
Securities owned, at market value	3,000	
Due from affiliate	30,908	
TOTAL ASSETS		$ 116,550

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income taxes payable	$ 1,400	
TOTAL LIABILITIES		1,400
STOCKHOLDER'S EQUITY		
Common stock, par value $0.01 ; 200 shares authorized; 100 shares issued and outstanding	1	
Additional paid-in capital	50,020	
Retained earnings	65,129	
TOTAL STOCKHOLDER'S EQUITY		115,150
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 116,550

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company assists companies seeking to raise debt and equity financing.

Income Taxes

The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and pays New York State corporate income taxes at a reduced rate. The stockholder is liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Securities Transactions

Marketable securities are valued at market value.

Revenue Recognition

Finders fees are on a contractual basis with the fee stipulated in the contract. Revenue is recognized when the proceeds from the financing are received by the customer of the Company.

Use of Estimates in the Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Concentration of Credit Risk of Uninsured Cash Balances

The Company maintains cash balances in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time the Company's balances may exceed this limit. At December 31, 2002, there were no cash balances over this limit. The Company believes it is not exposed to any significant credit risk for cash.

NOTE 3 - Securities Owned – at Market Value

Securities owned, at market value consist entirely of 300 shares of stock in The NASDAQ Stock Market, Inc.

NOTE 4 - Related Party Transactions

Accounts Receivable
The Company entered into a consulting and finders fee agreement with an entity in which the Company's stockholder has a minority interest. The balance due from this entity to the Company was $75,000 at December 31, 2002.

Due from Affiliate
The Company had net advances of $34,708 to an affiliated entity owned by the Company's stockholder during 2002. The advances are non-interest bearing and have no specific repayment date. In addition, the entity incurred $3,800 of operating expenses on behalf of the Company. The balance due from the affiliated entity to the Company was $30,908 at December 31, 2002.

NOTE 5 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,792, which was $3,792 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1 at December 31, 2002.